 Exhibit 99.1

Mountain Province Diamonds Update on Special Meeting Business

TSX and OTC: MPVD

TORONTO and NEW YORK, Nov. 21, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) (OTC: MPVD) today announces that it has issued an amendment to its management information circular dated October 28, 2022 (the "Circular") relating to the special meeting of shareholders scheduled for December 1, 2022 (the "Special Meeting").  In order to give shareholders additional time to review and consider the amended Circular, the Company intends to adjourn the Special Meeting until December 12, 2022 at 10:00 a.m. Eastern Time.

As disclosed in the Company's press release of October 27, 2022, at the Special Meeting the Company will seek approval for a refinancing transaction involving the issuance of approximately US$195.9 million aggregate principal amount of new senior secured second lien loan notes (the "New Loan Notes") to refinance approximately US$190.0 million of the Company's existing 8.000% Senior Secured Second Lien Notes due 2022 (the "Existing Notes").

The amended Circular was issued to inform shareholders that in connection with the proposed transaction, the interest rate on the Junior Credit Facility (as defined in the Circular) from December 15, 2022 required clarification.  Mountain Province clarifies its agreement in connection with the issuance of the New Loan Notes that the Junior Credit Facility approved by the shareholders on February 28, 2022 would have an effective interest rate of 14% per annum after December 15, 2022, being a 2% premium over the minimum total yield of 12% guaranteed under the New Loan Notes.

Due to the fact that the New Loan Notes are being issued at a discount to par and also contain a true up mechanism, their effective interest rate is 12%. Applying a true-up mechanism and the coupon rate to the Junior Credit Facility, and maintaining the 2% interest rate premium contemplated for the subordinated Junior Credit Facility debt, results in the effective interest rate of 14%.

The lender under the Junior Credit Facility is an entity ultimately beneficially owned by Dermot Desmond.  In addition, investors in the New Loan Notes include entities ultimately beneficially owned by Mr. Desmond. Due to the participation of entities ultimately beneficially owned by Mr. Desmond, the proposed transaction is subject to the approval of the Toronto Stock Exchange (the "TSX") and the approval of the Company's disinterested shareholders in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions and the rules of the TSX. The proposed transaction also remains subject to the execution of definitive documentation and the approvals described above. There can be no assurance that the Proposed Transaction will be completed on the terms described herein or at all.

The Board of Directors of the Company has fixed 10:00 a.m. Eastern Time on November 29, 2022, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company's transfer agent.  Given the Adjournment proposed above, it is anticipated that the time for proxies to be delivered for use or action upon at the adjourned meeting will be 10:00 a.m. Eastern Time on December 8, 2022.

The Circular can be accessed via the Company's SEDAR page at www.sedar.com.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the ability to negotiate and enter into binding documentation, the ability to obtain approval of the parties, regulators and shareholders on terms acceptable to Mountain Province, operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2022/21/c3173.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, (416) 361-3562, info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, (416) 361-3562, info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:15e 21-NOV-22